----------

                                     339,668

                                     Shares

                       FASTCOMM COMMUNICATIONS CORPORATION

                                  Common Stock

                                   ----------

     This Prospectus relates to the offer and sale of up to 339,668 shares of Common Stock, par value $.01 per share, of FastComm Communications Corporation. All of the Common Stock offered hereby may be sold from time to time by and for the accounts of the selling stockholders named in this Prospectus (the "Selling Stockholders"). See "Selling Stockholders." The methods of sale of the Common Stock offered hereby are described under the heading "Plan of Distribution." The Company will receive none of the proceeds from such sales. The Selling Stockholders will pay all expenses in connection with this offering.

     The Selling  Stockholders  and any  broker-dealers  that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the 1933 Act. Upon the Company's being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplemental Prospectus will be filed, if required, disclosing among other things the names of such broker-dealers, the number of shares involved, the price at which such shares are being sold and the commissions paid or the discounts or concessions allowed to such broker-dealers.

     The Common Stock of the Company is listed on the NASDAQ-NMS System (Symbol:
FSCX). The Securities offered hereby involve a high degree of RISK. See "CERTAIN RISK FACTORS" at page 3 of this Prospectus.

                                   ----------

                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
              STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------


================================================================================

                                             Underwriting        Prodeeds
                              Estimated        Discount         to Selling
                           Price to Public  and Commission    Security Holders

--------------------------------------------------------------------------------
Per Share                      $12.00            $0.0             $12.00
--------------------------------------------------------------------------------
Total                          $-----            $0.0           $4,076,016
--------------------------------------------------------------------------------


        The date of this Prospectus is August 15, 1996

     No person has been authorized to give any information or to make any representation other than those contained in, or incorporated by reference into, this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities by anyone, in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any state, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information herein or the affairs of the Company since the date hereof.

     A registration statement on Form S-3 in respect of the Common Stock offered by this Prospectus (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, under the 1933 Act. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Accordingly, additional information concerning the Company and such securities can be found in the Registration Statement, including various exhibits thereto, which may be inspected at the Public Reference Section of the Commission.

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Reports, proxy and information statements, and other information filed by the Company with the Commission can be inspected and copied, at prescribed rates, during normal business hours at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office,
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such materials can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents are incorporated by reference into this Prospectus:

     (1) Form 10-K for the fiscal year ended April 30, 1996, filed with the Commission pursuant to Section 13(a) of the 1934 Act;

     (2) Form 10-K/A for the fiscal year ended April 30, 1996, filed with the Commission pursuant to Section 13(a) of the 1934 Act;

     (3) Form 10-K for the fiscal year ended April 30, 1995, filed with the Commission pursuant to Section 13(a) of the 1934 Act;

     (4) Form 10-K/A for the fiscal year ended April 30, 1995, filed with the Commission pursuant to Section 13(a) of the 1934 Act;

     (5) Form 10-Q for the fiscal quarters ended August 5, 1995, November 4, 1995 and February 3, 1996 filed pursuant to Section 13(a) of the 1934 Act since the end of the fiscal year covered by the Annual Report referred to above;

     (6) Form 10-Q/A1 for the quarter ended February 3, 1996, filed with the Commission pursuant to Section 13(a) of the 1934 Act; and

     (7) The description of the Company's Common Stock registered under the 1934 Act contained in the Company's Form 8-A filed with the Commission on September 8, 1988, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporated). Requests should be directed to FastComm Communications Corporation, 45472 Holiday Drive, Sterling, Virginia 20166 (703) 318-7750,
Attention: Investor Relations.

                              CERTAIN RISK FACTORS

     The securities offered hereby involve a high degree of risk. Each prospective investor should carefully consider the following risk factors inherent in, and affecting the business of, the Company before making an investment decision.

     1. Recent History of Losses. The Company incurred net losses of $1,999,000, $4,084,000, and $631,000 for the years ended April 30, 1994, 1995 and 1996.
There can be no assurance that the Company will generate sufficient revenues to meet expenses or to operate profitably in the future.

     2. Competition. The Company competes with other companies involved in the networking industry and the distribution of data communications equipment. These competitors include computer manufacturers, software vendors, telephone companies and distribution companies. This market is highly competitive, and some companies with which the Company competes are substantially larger and have significantly greater resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in the future.

     3. Fourth Quarter Adjustments. During the fourth quarter ended April 30, 1995, the Company increased its allowance for doubtful accounts by $200,000 ($0.02 per share) to take account of products returned and credited to customers in the fourth quarter as well as to provide for future sales returns and allowances. The Company also increased its reserve for inventory obsolescence in the fourth quarter by $295,000 ($0.04 per share) primarily to take account of certain slow moving data compression and analog modem inventory.

     During the fourth quarter ended April 30, 1994, the Company reversed a sale in the amount of $580,000 which was originally recorded in the third quarter ended February 5, 1994. The reversal of the sale was made after certain technical difficulties arose in the fourth quarter regarding the project for which the Company's precede was intended. These matters were not identified by management at the time of sale. The effect on third quarter and fiscal 1994 operating results of the reversal of the sale was to increase net loss by approximately $296,000, and to increase the per share net loss by ($0.04) per share.

     Also during the fiscal 1994 fourth quarter, the Company increased its allowance for doubtful accounts to take account of products returned and credited to customers in the fourth quarter as well as to provide for potential future returns and allowances. The increase in the allowance includes $220,000 which management now believed was attributable to matters which existed at the end of third quarter. The effect on third quarter and fiscal 1994 and operating results of increasing the allowance for doubtful accounts by $220,000 was to increase the net loss by $220,000 and to increase the net loss per share by ($0.03).

     4. Restatement of Fiscal 1993 Financial Statements. The Company restated its 1993 financial statements to reflect corrections to the accounts payable, cost of goods sold and additional paid-in capital accounts, in connection with the re-audit of the 1993 financial statements by the Company's accountants BDO Seidman.

     With respect to the 1993 financial statements, the restatement reduced the pre-tax income and the net income by $90,000 ($0.01 per share). The restatement had no effect on total stockholders' equity as originally reported.

     5. Pending SEC Investigation. The United States Securities and Exchange Commission ("SEC") is currently conducting a confidential inquiry pursuant to a formal order directing a private investigation. This inquiry, which commenced in September, 1994 is confidential and should not be construed as an indication by the SEC or the staff thay any violations of law have occurred relating to certain prior public disclosures and periodic reports of the Company. The Company is cooperating fully with the SEC staff. No assurance can be given concerning the outcome of this investigation or that the inquiry will be resolved in the near future.

     6. Weaknesses in Internal Accounting Controls. In 1993 the Registrant was informed by its then independent public accounting firm, Deloitte & Touche LLP, of certain weaknesses in its internal accounting controls, including interim financial accounting valuation accounts, inventory accounting and account receivable aging. Subsequently the Company has taken numerous steps, including
(i) the hiring of a Chief Financial  Officer,  controller,  and accounting staff
(ii) establishing weekly internal reports to provide improved information to management; (iii) enhanced order processing procedures whereby all purchase orders are subject to two levels of review and (iv) updating of procedures and development of automated reports to analyze and update accounting estimates to respond to these weaknesses.

     7. Fluctuations in Quarterly Operating Results. The Company has historically experienced substantial quarterly fluctuation in its operating results. Due to changes to software and the relatively high revenues per units sold, production or shipping delays or customer order rescheduling can significantly affect quarterly revenues and profitability. The Company has experienced and may again experience quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter. Accordingly, delays in shipments near the end of a quarter can cause quarterly net sales to fall significantly sort of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have a material adverse effect on the Company's business and results of operations. The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, levels of sales, proportions of domestic and international sales activities of competitors, acquisitions, international events and problems in obtaining adequate materials or components on a timely basis.

     8. Shares Eligible for Future Sale. The Company has approximately 9,808,086 shares of Common Stock outstanding, of which approximately 8,668,648 shares are freely tradeable without restriction. The Company's executive officers and directors beneficially own 1,151,433 shares of Common Stock, excluding approximately 195,00 shares issuable upon exercise of options.

     Sales of a substantial number of shares in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company.


                                   THE COMPANY

FastComm Communications Corporation, a Virginia corporation ("FastComm" or the "Company"), participates in the communications networking industry,which divides logically into two major areas:

1. Backbone systems and components: consisting of large switches and multiplexers, connected to each other by Wide Area Network (WAN) transmission lines. Public networks put backbone components in Central Offices. Private networks place them at headquarters, major regional centers, and the larger branch locations.

2. Access devices: this equipment is physically smaller, typically located in remote customer offices and attached to the backbone network through a single or multiple telephone lines. An access device may be part of a local area network (LAN) within a building or campus and/or facilitate connection among and between LAN and WAN environments.

Networks may be analog, where the electrical signal varies continously like the volume of a speaker's voice, or digital, where the signal is either on or off (1 or 0).

FastComm designs, manufactures, markets, and sells access devices that allow computer users to connect to public and private networks based on analog and digital transmission. Its products include a range of devices aimed at the fast packet services as well as digital leased-lines,switched 56 networks and ID route networks (including the Internet). The Company's access devices allow many types of terminal equipment and computers to access these services.


     The Company's current business is primarily based on access devices for frame relay services. Other access products offered include models designed for cell relay or ATM services (a LAN bridge), analog phone lines (modems), and leased or switched digital data services (CSU/DSUs for DDS). FastComm also offers a family of moderate to very high speed data compressors to enhance access to digital services.

The Company manufactures the bulk of its products at its headquarters location in Sterling, Virginia. But it also resells products manufactured by others under its label.

The Company does not make backbone network components or systems, but is focused on the much simpler access devices. The market potential (in units) is greater for access products because there are so many small offices and businesses that are increasingly able to justify a digital connection.

                                    PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     Certain of the shares offered hereby were issued to certain individuals in connection with a private placement of the Company's stock in December 1994 including Mr. Dennis, the Company's co-founder. The remainder of the shares offered hereby were issued in connection with acquisitions in 1992 and 1994.

                                  SHARES ISSUED

     The following table and text shows as to each Selling Stockholder, any material relationship with the Company or its affiliates within the past three years; the number of shares of the outstanding Common Stock of the Company owned as of July 15, 1996; the number of such shares which may be sold for the account of the Selling Stockholder; and the number of such shares that will be owned by the Selling Stockholder assuming the sale of all shares offered hereby. Except as noted below, no Selling Stockholder beneficially owned as of April 30, 1996, or will own as of the completion of this offering (unless additional shares are purchased by a Selling Stockholder), one percent or more of the outstanding Common Stock of the Company.

                                                                     Number of
                                  Number of Shares  Shares Which   Shares Owned
Selling Shareholder              Owned Before Sale   May Be Sold   After Sale
-------------------              -----------------   -----------   ----------
Danny G. Snow                          91,250          60,000         31,250

Beacon North                           10,000          10,000          -0-

Lawrence Dezenzo                       16,000          10,000          6,000

Watch Hill Research                    18,417          18,417          -0-

Estate of Robert N. Dennis            346,441         200,000        146,441

David Minker                           54,000          27,750         26,250

William Flanagan                      217,421           3,922        213,499

Warren Belkin                           4,579           4,579          -0-

Jerry Zeisler                           5,000           5,000          -0-


     William Flanagan is Vice President Marketing-Technology of the Company. Mr. Flanagan owns 2.22 percent of the outstanding shares of the Company at July 15, 1996, and will own 2.2 percent (2.2%) of the outstanding shares after completion of the offering. Robert N. Dennis former President and Chairman of the Company died on May 28, 1995. The Estate of Robert N. Dennis own 4.26% of the outstanding shares of the Company at July 15, 1996, and will own 2.2 percent (2.2%) of the outstanding shares after completion of the offering.

                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold by the Selling Stockholders. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Upon the Company's being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplemental Prospectus will be filed, if required, pursuant to Rule 424(b) under the 1933 Act, disclosing (a) the names of such broker-dealers, (b) the number of shares involved, (c) the price at which such shares are being sold,
(d) the commissions paid or the discounts or concessions allowed to such broker-dealers, (e) where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     Each Selling Stockholder has agreed with the Company that, among other things, for so long as the Registration Statement remains in effect, such Selling Stockholder (1) will deliver a copy of this Prospectus, as amended or supplemented, to any broker-dealer or other intermediary and any person or entity purchasing any of such Selling Stockholder's shares hereunder, (2) will give the Company certain specified notices with respect to any purchases or sales by such Selling Stockholder of any Common Stock of the Company and (3) will not engage in any stabilization activity in connection with the Company's securities. In addition, each Selling Stockholder will pay such Selling Stockholder's proportionate share of all expenses in connection with this offering.

                                     EXPERTS

     The financial statements and supplemental schedules of the Company and its consolidated subsidiaries as of April 30, 1996 and for the three years then ended have been audited by BDO Seidman, Independent Auditors, whose report is incorporated herein by reference from the Company's Annual Report on Form 10-K. These financial statements and supplemental schedules are incorporated herein by reference in reliance upon the reports of such independent certified public accountants given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon by Amon & Sabatini, New York, New York, counsel to the Company.

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     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in the this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any securities offered hereby anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer, or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein contained is correct as of any time subsequent to the date of this Prospectus.


                                  ------------


                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary ........................................................    1
Available Information .....................................................    2
Document Incorporated by Reference ........................................    2
Certain Risk Factors ......................................................    3
The Company ...............................................................    3
Proceeds ..................................................................    4
Selling Stockholders ......................................................    4
Shares Issued .............................................................    4
Plan of Distribution ......................................................    5
Legal Matters .............................................................    5
Experts ...................................................................    5


================================================================================

================================================================================



                                 339,668 Shares



                             FastComm Communications
                                  Corporation


                                  Common Stock




                                  ------------
                                   PROSPECTUS
                                  ------------





                                August 15, 1996



================================================================================